Mail Stop 4561

January 23, 2007

<u>VIA U.S. MAIL AND FAX (604) 608-9010</u>

Mr. Kent Carasquero
Chief Executive Officer
Ouvo, Inc.
325-3495 Cambie Street
Vancouver, British Columbia V5Z 4R3

   Re: Ouvo, Inc.
     Form 10-KSB for the year ended December 31, 2005
     Filed August 29, 2006
     File No. 000-49838

Dear Mr. Carasquero:

   We have completed our review of your Form 10-KSB and do not, at this time, have any further comments.

        Sincerely,

        Daniel L. Gordon
        Branch Chief